Pricing supplement no. 392
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923
Dated May 11, 2012
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$790,000
Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Common Stock of Bank of America Corporation due November 14, 2013

General

- The notes are designed for investors who seek an unleveraged return equal to any appreciation (with a maximum return of 63.50%), or an unleveraged return equal to the absolute value of any depreciation (up to 30.00%), of the common stock of Bank of America Corporation at maturity, and who anticipate that the closing price of one share of the Reference Stock will not be less than the Initial Stock Price by more than the 30.00% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and, if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than 30.00% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing November 14, 2013†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on May 11, 2012 and are expected to settle on or about May 16, 2012.

Key Terms

Reference Stock:	The common stock, par value $0.01 per Stock, of Bank of America Corporation (New York Stock Exchange symbol "BAC"). We refer to Bank of America Corporation as "Bank of America."
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	30.00%
Payment at Maturity:	If the Final Stock Price is greater than the Initial Stock Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Stock Return, subject to the Maximum Return. Accordingly, if the Stock Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Stock Return), subject to the Maximum Return If the Final Stock Price is less than the Initial Stock Price and ***a Knock-Out Event has* not *occurred***, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Absolute Stock Return, and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 × Absolute Stock Return) *Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, your maximum payment at maturity if the Stock Return is negative is $1,300.00 per $1,000 principal amount note.* If the Final Stock Price is less than the Initial Stock Price and ***a Knock-Out Event has occurred***, at maturity you will receive the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. **The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.**
Maximum Return	63.50%. Accordingly, the maximum payment at maturity is $1,635.00 per $1,000 principal amount note.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Physical Delivery Amount:	132.45033 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 *divided by* the Initial Stock Price, subject to adjustments
Cash Value:	The amount in cash equal to the product of (a) $1,000 *divided by* the Initial Stock Price and (b) the Final Stock Price, subject to adjustments
Stock Return:	$\frac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$
Absolute Stock Return:	The absolute value of the Stock Return. For example, if the Stock Return is -5%, the Absolute Stock Return will equal 5%.
Initial Stock Price:	The closing price of one share of the Reference Stock on the pricing date, which was $7.55, *divided* by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the Observation Date
Stock Adjustment Factor:	Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See "General Terms of Notes — Additional Reference Stock Provisions — A. Anti-Dilution Adjustments" in the accompanying product supplement no. 4-I for further information.
Observation Date†:	November 11, 2013
Maturity Date†:	November 14, 2013
CUSIP:	48125VXY1

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

Investing in the Capped Dual Directional Knock-Out Buffered Equity Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$30	$970
Total	$790,000	$23,700	$766,300

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $30.00 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $15.00 per $1,000 principal amount note. These concessions include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 11, 2012

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co." in this pricing supplement for further discussion.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 7, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

The following provisions will apply for purposes of the notes offered by this pricing supplement:

- If we deliver shares of the Reference Stock to you at maturity, we will pay cash in lieu of delivering any fractional share of the Reference Stock in an amount equal to the product of the closing price of the Reference Stock *multiplied by* the fractional amount as determined by the calculation agent on the Observation Date.

- We may designate any of our affiliates to deliver any shares of the Reference Stock or any Exchange Property (as defined in "General Terms of Notes — Additional Reference Stock Provisions — B. Reorganization Events — The Exchange Property" of the accompanying product supplement) pursuant to the terms of the notes and we will be discharged of any obligation to deliver those shares of the Reference Stock or Exchange Property to the extent of such performance by our affiliates. Reference in this pricing supplement to delivery of shares of the Reference Stock or any Exchange Property by us will also include delivery of those shares or Exchange Property by our affiliates.

- If a Reorganization Event (as defined in "General Terms of Notes — Additional Reference Stock Provisions — B. Reorganization Events" of the accompanying product supplement) occurs and you would have been entitled to receive the Physical Delivery Amount or the Cash Value thereof at maturity, then for each $1,000 principal amount note, instead of receiving the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof), you will receive Exchange Property (or, at our election, cash) with a value equal to the product of the Physical Delivery Amount, as may be adjusted, and the closing price of the Exchange Property on the Observation Date.

Selected Purchase Considerations

- **CAPPED, UNLEVERAGED APPRECIATION POTENTIAL IF THE STOCK RETURN IS POSITIVE** — The notes provide the opportunity to earn an unleveraged return equal to any appreciation in the Reference Stock, up to the Maximum Return of 63.50% at maturity. Accordingly, the maximum payment at maturity is $1,635.00 per $1,000 principal amount note. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

- **POTENTIAL FOR A RETURN OF UP TO 30.00% ON THE NOTES EVEN IF THE STOCK RETURN IS NEGATIVE** — If the Final Stock Price is less than the Initial Stock Price *and a Knock-Out Event has not occurred*, you will earn a positive, unleveraged return on the notes equal to the Absolute Stock Return. Because the Absolute Stock Return is based on the absolute value of the change from the Initial Stock Price to the Final Stock Price, if the Absolute Stock Return is less than the Knock-Out Buffer Amount of 30.00% and a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Final Stock Price is less than the Initial Stock Price. For example, if the Stock Return is -5%, the Absolute Stock Return will equal 5%. Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, your maximum downside payment will be $1,300.00 per $1,000 principal amount note.

- **RETURN LINKED TO A SINGLE REFERENCE STOCK** — The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Bank of America. For additional information see "The Reference Stock" in this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes. This discussion does not address the U.S. federal income tax consequences of the ownership or disposition of the Reference Stock that a holder may receive at maturity.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, if you receive a cash payment at maturity, the gain or loss on your notes should be treated as long-term capital gain or loss if you have held your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. If you receive the Physical Delivery Amount at maturity, you should be deemed to have applied the purchase price of your notes toward the purchase of the shares of Reference Stock you receive. You generally should not recognize gain or loss with respect to the shares of Reference Stock you receive, and your basis in the shares (including any fractional shares) should equal the price you paid to acquire your notes. Your holding period for the Reference Stock should begin on the day after receipt. With respect to any cash received in lieu of a fractional share of Reference Stock, you should recognize capital gain or loss in an amount equal to the difference between the amount of the cash received and the tax basis allocable to the fractional share.

  However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and the potential consequences of the ownership and disposition of the Reference Stock.

  ### Non-U.S. Holders - Additional Tax Consideration

  Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or "deemed paid" after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Stock Return is positive or negative. If the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. Under these circumstances, at maturity, if the Final Stock Price is less than the Initial Stock Price, you will receive the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN** — If the Final Stock Price is greater than the Initial Stock Price, for each $1,000 principal amount note, you will receive at maturity $1,000 *plus* an additional return that will not exceed the Maximum Return of 63.50%, regardless of the appreciation in the Reference Stock, which may be significant.

- **IF THE FINAL STOCK PRICE IS LESS THAN THE INITIAL STOCK PRICE AND A KNOCK-OUT EVENT HAS NOT OCCURRED, YOUR PAYMENT AT MATURITY WILL BE SUBJECT TO AN EMBEDDED CAP** — If the Final Stock Price is less than the Initial Stock Price and a Knock-Out Event has not occurred, you will receive at maturity $1,000 plus a return equal to the Absolute Stock Return, up to 30.00%. Because a Knock-Out Event will occur if the closing price of one share of the Reference Stock is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00% on any day during the Monitoring Period, your maximum payment at maturity if the Stock Return is negative is $1,300.00 per $1,000 principal amount note.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

  We and/or our affiliates may also currently or from time to time engage in business with Bank of America, including extending loans to, or making equity investments in, Bank of America or providing advisory services to Bank of America. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Bank of America, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **IF YOU RECEIVE SHARES OF THE REFERENCE STOCK AT MATURITY, THE VALUE OF THOSE SHARES MAY BE LESS ON THE MATURITY DATE THAN ON THE OBSERVATION DATE** — If a Knock-Out Event has occurred and the Final Stock Price is less than the Initial Stock Price, you will receive the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). The value of the Physical Delivery Amount on the Observation Date will be less than $1,000 for each $1,000 principal amount note and could decrease further during the period between the Observation Date and the maturity date. We will make no adjustments to the Physical Delivery Amount to account for any fluctuations in the value of the Physical Delivery Amount, and you will bear the risk of any decrease in the value of the Physical Delivery Amount between the Observation Date and the maturity date.

- **THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD** — If the closing price of one share of the Reference Stock on any day during the Monitoring Period is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00%, you will at maturity be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Stock Price is less than the Initial Stock Price. You will be subject to this potential loss of principal even if the closing price of one share of the Reference Stock subsequently increases such that the Final Stock Price is less than the Initial Stock Price by not more than the Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus a return equal to the Absolute Stock Return if the Final Stock Price is less than the Initial Stock Price by up to the Knock-Out Buffer at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive any interest payments.

- **NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUER** — We are not affiliated with the issuer of the Reference Stock. We assume no responsibility for the adequacy of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer's public disclosure of information, whether contained in SEC filings or otherwise.

- **SINGLE STOCK RISK** — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference

JPMorgan Structured Investments —
Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Bank of America Corporation

PS-4

Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

- **THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY** — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:
  - the actual and expected volatility in the closing price of one share of the Reference Stock;
  - the time to maturity of the notes;
  - whether a Knock-Out Event has occurred or is expected to occur;
  - the dividend rate on the Reference Stock;
  - the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment on the Notes at Maturity Assuming a Range of Performance for the Reference Stock?

The following table and examples illustrate the hypothetical payments at maturity on the notes. The hypothetical payments at maturity set forth below reflect the Initial Stock Price of $7.55, the Maximum Return of 63.50% and the Knock-Out Buffer Amount of 30.00%. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Stock Price	Stock Return	Absolute Stock Return	Payment at Maturity if a Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred (2)	
				Payment at Maturity (3)	Total Value of Payment Received at Maturity (3)
$13.59000	80.00%	80.00%	$1,635.00	$1,635.00	$1,635.00
$12.45750	65.00%	65.00%	$1,635.00	$1,635.00	$1,635.00
$12.34425	63.50%	63.50%	$1,635.00	$1,635.00	$1,635.00
$11.32500	50.00%	50.00%	$1,500.00	$1,500.00	$1,500.00
$10.57000	40.00%	40.00%	$1,400.00	$1,400.00	$1,400.00
$9.81500	30.00%	30.00%	$1,300.00	$1,300.00	$1,300.00
$9.06000	20.00%	20.00%	$1,200.00	$1,200.00	$1,200.00
$8.30500	10.00%	10.00%	$1,100.00	$1,100.00	$1,100.00
$7.92750	5.00%	5.00%	$1,050.00	$1,050.00	$1,050.00
$7.73875	2.50%	2.50%	$1,025.00	$1,025.00	$1,025.00
$7.62550	1.00%	1.00%	$1,010.00	$1,010.00	$1,010.00
$7.55000	**0.00%**	**0.00%**	**$1,000.00**	**$1,000.00**	**$1,000.00**
$7.47450	-1.00%	1.00%	$1,010.00		$990.00
$7.17250	-5.00%	5.00%	$1,050.00		$950.00
$6.79500	-10.00%	10.00%	$1,100.00		$900.00
$6.04000	-20.00%	20.00%	$1,200.00		$800.00
$5.28500	-30.00%	30.00%	$1,300.00	132 shares of the Reference Stock or the Cash Value thereof	$700.00
$5.28425	-30.01%	30.01%	N/A		$699.90
$4.53000	-40.00%	40.00%	N/A		$600.00
$3.77500	-50.00%	50.00%	N/A		$500.00
$3.02000	-60.00%	60.00%	N/A		$400.00
$2.26500	-70.00%	70.00%	N/A		$300.00
$1.51000	-80.00%	80.00%	N/A		$200.00
$0.75500	-90.00%	90.00%	N/A		$100.00
$0.00000	-100.00%	100.00%	N/A		$0.00

(1) The closing price of one share of the Reference Stock is greater than or equal to $5.285 (70.00% of the Initial Stock Price) on each day during the Monitoring Period.

(2) The closing price of one share of the Reference Stock is less than $5.285 (70.00% of the Initial Stock Price) on at least one day during the Monitoring Period.

(3) If you receive the Physical Delivery Amount, the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $7.55 to a Final Stock Price of $7.9275. Because the Final Stock Price of $7.9275 is greater than the Initial Stock Price of $7.55 and the Stock Return is 5%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

Example 2: A Knock-Out Event has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $7.55 to a Final Stock Price of $7.1725. Although the Stock Return is negative, because a Knock-Out Event has not occurred and the Absolute Stock Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\%) = \$1,050$$

JPMorgan Structured Investments —
Capped Dual Directional Knock-Out Buffered Equity Notes Linked to the Bank of America Corporation

PS-6

Example 3: A Knock-Out Event has occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $7.55 to a Final Stock Price of $6.795. Because a Knock-Out Event has occurred and the Stock Return is -10%, the investor receives the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Stock Price of the Reference Stock is $6.795, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $900.00.

Example 4: A Knock-Out has not occurred, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $7.55 to a Final Stock Price of $5.285. Although the Stock Return is negative, because a Knock-Out Event has not occurred and the Absolute Stock Return is equal to the Knock-Out Buffer Amount of 30.00%, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount note, the maximum payment at maturity if the Stock Return is negative, calculated as follows:

$$\$1,000 + (\$1,000 \times 30.00\%) = \$1,300$$

Example 5: A Knock-Out Event has not occurred prior to the Observation Date, and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $7.55 to a Final Stock Price of $3.775. Because the Final Stock Price is less than the Initial Stock Price by more than the Knock-Out Buffer Amount of 30.00%, a Knock-Out Event has occurred and because the Stock Return is -50%, the investor receives the Physical Delivery Amount (or, at our election, the Cash Value thereof) at maturity. Because the Final Stock Price of the Reference Stock is $3.775, the total value of your payment at maturity, whether in cash or shares of the Reference Stock, is $500.00.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Bank of America is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Bank of America is a financial institution, serving individual consumers, small- and middle-market businesses, institutional investors, large corporations and governments with a full range of banking, investing, asset management and other financial and risk management products and services. The common stock of Bank of America, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Bank of America in the accompanying product supplement no. 4-I. Information provided to or filed with the SEC by Bank of America pursuant to the Exchange Act can be located by reference to SEC file number 001-06523, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing prices of one share of the Reference Stock from January 5, 2007 through May 11, 2012. The closing price of one share of the Reference Stock on May 11, 2012 was $7.55. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy, without independent verification.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.